Exhibit 10.1

11.9.11

WARNER MUSIC INC.

75 Rockefeller Plaza

New York, New York 10019

November 10, 2011

Brian Roberts

Dear Brian:

This letter, when signed by you and countersigned by us (“Company”), shall constitute our agreement (the “Agreement”) with respect to your employment with Company.

1.	Position: Executive Vice President & Chief Financial Officer, Warner Music Group.

2.	Term: The term of this Agreement (the “Term”) shall commence on January 1, 2012 or such prior date as Company may designate to you in writing and shall end on December 31, 2015. You may if you so elect send to Company on or after June 30, 2015 a request that Company notify you as to whether it intends to offer to extend the Term of this Agreement. Company agrees to consider any such request in good faith; provided that Company reserves the right as to whether or not Company shall respond to such request, and the nature of any such response.

3.	Compensation:

(a) Salary: Company shall pay you a salary at the rate of $550,000 per annum.

(b) Annual Discretionary Bonus: With respect to each fiscal year of the Term, Company shall consider granting to you an annual bonus (or a pro rata portion of such annual bonus for a portion of such year). Your target bonus for each fiscal year of the Term shall be $550,000 (including the full 2012 fiscal year); provided, that the amount of each annual bonus shall be determined by Company at its sole discretion, based on the strength of your performance and on the performance of Company.

(c) Payment of Compensation: Compensation accruing to you during the Term shall be payable in accordance with the regular payroll practices of Company for employees at your level. You shall not be entitled to additional compensation for performing any services for Company’s subsidiaries or affiliates.

4.	Exclusivity: Your employment with Company shall be full-time and exclusive. During the Term you will not render any services for others, or for your own account, in the field of entertainment or otherwise; provided, however, that you shall not be precluded personally, and for your own account, investing or trading in real estate, stocks, bonds, securities, commodities, or other forms of investment for your own benefit, except that your rights hereafter to invest in any business or enterprise principally devoted to any activity which, at the time of such investment, is competitive to any business or enterprise of Company, or the subsidiaries or affiliates thereof, shall be limited to the purchase of not more than two percent (2%) of the issued and outstanding stock or other securities of a corporation listed on a national securities exchange or traded in the over-the-counter market. In addition, to the extent such activities do not interfere with the performance of your duties hereunder, you shall not be precluded from on occasion rendering services to charitable organizations.

5.	Reporting: You shall at all times work under the supervision and direction of Chief Executive Officer of Company (currently, Steve Cooper), or in the absence of an officer of Company having such title, to the senior-most executive of Company. You shall perform such duties as you shall reasonably be directed to perform by such senior officer.

6.	Place of Employment: The greater New York metropolitan area. You shall render services at the main corporate offices of Company at such location. You also agree to travel on temporary trips to such other place or places as may be required from time to time to perform your duties hereunder.

7.	Travel and Entertainment Expenses: Company shall pay or reimburse you for reasonable expenses actually incurred or paid by you during the Term in the performance of your services hereunder in accordance with Company’s policy for employees at your level upon presentation of expense statements or vouchers or such other supporting information as Company may customarily require.

8.

Benefits: While you are employed hereunder, you shall be entitled to all fringe benefits generally accorded to employees of Company at your level from time to time, including, but not limited to, medical health and accident, group insurance and similar benefits, provided that you are eligible under the general provisions of any applicable plan or program and Company continues to maintain such plan or program during the Term. For purposes of determining any benefits that are based on your length of service with Company, Company acknowledges that your employment with Company commenced on October 22, 2007. You shall also be entitled to four (4) weeks vacation (with pay) during each calendar year of the Term (or such greater amount of vacation time as Company policy may provide at any particular time), which vacation shall be taken at reasonable times to be approved by Company and shall be governed by Company’s policies with respect to vacations for executives. In addition, you shall be entitled to paid time off with respect to any periods during which paid time off is provided to employees of Company generally (e.g., Christmas/New Years week if Company closes its office during such period).

9.	Disability/Death: If you shall become physically or mentally incapacitated from performing your duties hereunder, and such incapacity shall continue for a period of six (6) consecutive months or more or for shorter periods aggregating five months or more in any twelve-month period, Company shall have the right (before the termination of such incapacity), at its option, to terminate your employment hereunder upon paying to you any accrued but unpaid salary to the date of such termination. In the event of your death, this Agreement shall automatically terminate except that Company shall pay to your estate any accrued but unpaid salary through the last day of the month of your death.

10.	Termination by Company for Cause; Termination by You for Good Reason:

(a) Termination by Company for Cause: Company may at any time during the Term, by written notice, terminate your employment for “Cause” (as defined below), such Cause to be specified in the notice of termination. The following acts shall constitute “Cause” hereunder: (i) any willful or intentional act or omission having the effect, which effect is reasonably foreseeable, of injuring, to an extent that is not de minimis, the reputation, business, business relationships or employment relationships of Company or its affiliates; (ii) conviction of, or plea of nolo contendere to, a misdemeanor involving theft, fraud, forgery or the sale or possession of illicit substances or a felony; (iii) breach of material covenants contained in this Agreement; and (iv) repeated or continuous failure, neglect or refusal to perform your material duties hereunder. Notice of termination given to you by Company shall specify the reason(s) for such termination, and in the case where a cause for termination described in clause (iii) or (iv) above shall be susceptible of cure, and such notice of termination is the first notice of termination given to you for such reason, if you fail to cure such cause for termination within ten (10) business days after the date of such notice, termination shall be effective upon the expiration of such ten-day period, and if you cure such cause within such ten-day period, such notice of termination shall be ineffective. In all other cases, notice of termination shall be effective on the date thereof. In the event of your termination pursuant to this Paragraph 10, this Agreement shall automatically terminate except that Company shall pay to you any accrued but unpaid salary pursuant to

Paragraph 3(a), accrued vacation in accordance with Company policy, unreimbursed expenses pursuant to Paragraph 7 and accrued but unpaid benefits in accordance with Paragraph 8, in each case to the date of such termination.

(b) Termination by You for Good Reason: (i) For purposes of this Paragraph 10(b), Company shall be in breach of its obligations to you hereunder if there shall have occurred any of the following events (each such event being referred to as a “Good Reason”): (A) a material reduction in your title shall have been put into effect; (B) you shall have been required to report to anyone other than as provided in Paragraph 5 hereof; (C) any monies required to be paid to you hereunder shall not be paid when due; (D) Company requires you to relocate your primary residence outside the greater New York metropolitan area in order to perform your duties to Company hereunder; or (E) Company assigns its rights and obligations under this Agreement in contravention of the provisions of Paragraph 17(e) below.

(ii) You may exercise your right to terminate the Term of this Agreement for Good Reason pursuant to this Paragraph 10(b) by notice given to Company in writing specifying the Good Reason for termination within sixty (60) days after the occurrence of any such event constituting Good Reason, otherwise your right to terminate this Agreement by reason of the occurrence of such event shall expire and shall be deemed to have permanently lapsed. Any such termination in compliance with the provisions of this Paragraph 10(b) shall be effective thirty (30) days after the date of your written notice of termination, except that if Company shall cure such specified cause within such thirty-day period, you shall not be entitled to terminate the term of this Agreement by reason of such specified Good Reason and the notice of termination given by you shall be null and void and of no effect whatsoever.

11.	Consequences of Breach by Company or Non-renewal:

(a) In the event of a “Special Termination” (as defined below) of your employment, your sole remedy shall be that, upon your execution of a Release (as defined below) Company shall pay to you the “Special Termination Payments” (as defined below), and in the event of a “Qualifying Non-renewal” (as defined below), your sole remedy shall be that, upon your execution of a Release, Company shall pay to you the “Non-renewal Payments” (as defined below). Special Termination Payments and Non-renewal Payments are sometimes herein referred to collectively as the “Termination Payments.”

(b) The “Basic Termination Payments” shall mean any accrued but unpaid salary, accrued vacation pay in accordance with Company policy, any unreimbursed expenses pursuant to Paragraph 7, plus any accrued but unpaid benefits in accordance with Paragraph 8, in each case to the date on which your employment terminates pursuant to an event described in subparagraph (d) or (f), below, as applicable (the “Termination Date”).

(c) A “Release” shall mean a release agreement in Company’s standard form, attached hereto as Exhibit A.

(d) A “Special Termination” shall have occurred in the event that (i) Company terminates your employment hereunder other than pursuant to Paragraphs 9 or 10 hereof or (ii) you terminate this Agreement pursuant to Paragraph 10(b) hereof.

(e) “Special Termination Payments” shall mean (i) the Basic Termination Payments; plus (ii) the greater of (A) the “Severance Amount” (as defined below) and (B) the sum of $620,000.

(f) A “Qualifying Non-renewal” shall have occurred in the event that, at the end of the Term: (i) Company declines to offer you continued employment with Company or one of its affiliates; or (ii) Company offers you continued employment with Company or one of its affiliates at a salary lower than your salary as in effect on the last day of the Term, or with a term of less than two years, and you elect to decline such offer and terminate your employment with Company.

(g) The “Non-renewal Payments” shall mean (i) the Basic Termination Payments; plus (ii) the greater of (A) the amount of severance pay (the “Severance Amount”) that would have been payable to you under Company policy as in effect on the Termination Date had you not been subject to an employment agreement with Company; and (B) the sum of $210,000.

(h) Any Termination Payments payable to you under Paragraph 11(e) or (g) above shall be made by Company in accordance with its regular payroll practices by payment of your salary at the same rate as was in effect as of the Termination Date for the applicable period as is necessary to cause the full amount due under such clause to be paid (the “Payment Period”); provided that if the total Termination Payments payable to you exceed an amount equal to fifty-two weeks of your salary, then the Termination Payments payable to you shall be made in equal periodic payments to you (at such times as Company makes payroll payments to its employees generally) during the fifty-two week period immediately following the date on which your employment terminates. In addition, such Termination Payments shall commence on the next possible pay cycle following the Termination Date; provided that Company shall cease making such payments if the Release is not executed in full within the time period set forth in the Release. Until the earlier of (i) the last date of the Payment Period or (ii) the date on which you become eligible for another medical insurance plan, Company shall continue to provide you and your eligible family members with coverage under Company’s medical plans in accordance with the terms of such plans, and you shall be entitled to no other benefits during such period.

(i) In the event you elect not to execute and deliver a Release in connection with a Special Termination or a Qualifying Non-renewal, Company shall only be obligated to pay to you the Basic Termination Payments. Following the delivery of an executed Release pursuant to this Paragraph 11, you shall have no duty to seek substitute employment, and Company shall have no right of offset against any amounts paid to you under this Paragraph 11 with respect to any compensation or fees thereafter received by you from any employment thereafter obtained or consultancy arrangement thereafter entered into by you.

12.	Confidential Matters: You shall keep secret all confidential matters of Company and its affiliates (for purposes of this Paragraph 12 only, “Company”), and shall not disclose them to anyone outside of Company, either during or after your employment with Company, except (i) with Company’s written consent; (ii) as required by law or judicial process; or (iii) to your professional advisors to the extent reasonable and necessary. You shall deliver promptly to Company upon termination of your employment, or at any time Company may request, all confidential memoranda, notes, records, reports and other documents (and all copies thereof) relating to the business of Company which you may then possess or have under your control.

13.	Non-Solicitation: While you are employed by Company and for a period of one year after your employment with Company ends for any reason, you shall not, without the prior written consent of Company, directly or indirectly, as an employee, agent, consultant, partner, joint venturer, owner, officer, director, or member of any other person, firm, partnership, corporation or other entity, or in any other capacity, (a) solicit, induce or encourage any recording artist (including a duo or a group) or songwriter who at the time is, either directly or through a furnishing entity, under contract to Company or an affiliate of Company to end its relationship with the Company or affiliate or to violate any provision of his or her contract, and (b) solicit, induce or encourage any of the Company’s or the Company’s affiliates employees to leave their employment.

14.	Results and Proceeds of Employment: You acknowledge that Company shall own all rights of every kind and character throughout the world in perpetuity in and to any material and/or ideas written, suggested or in any way created by you hereunder and all other results and proceeds of your services hereunder, including, but not limited to, all copyrightable material created by you within the scope of your employment. You agree to execute and deliver to Company such assignments or other instruments as Company may require from time to time to evidence Company’s ownership of the results and proceeds of your services.

15.	Indemnity: To the extent that you perform your duties for Company in good faith and in a manner you reasonably believe to be in or not opposed to the best interests of Company and not in contravention of the instructions of any senior officer of Company, Company agrees to indemnify you against expenses (including but not limited to final judgments and amounts paid in settlement to which Company has consented in writing, which consent shall not be unreasonably withheld) in connection with litigation against you arising out of the performance of your duties hereunder; provided, that, you shall have provided Company with prompt notice of the commencement of any such litigation. Company will provide defense counsel selected by Company. You agree to cooperate in connection with any such litigation.

16.	Notices: All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by prepaid courier, or mailed first-class, postage prepaid, by registered or certified mail, return receipt requested, as follows:

TO YOU:	TO COMPANY:

Brian Roberts C/o Nicholas Gordon, Esq. Franklin, Weinrib, Rudell & Vassallo, P.C. 488 Madison Avenue New York, New York 10022	Warner Music Inc. 75 Rockefeller Plaza New York, NY 10019 Attn: General Counsel

With a copy to:

Nicholas Gordon, Esq. Franklin, Weinrib, Rudell & Vassallo, P.C. 488 Madison Avenue New York, New York 10022

Either you or Company may change the address to which notices are to be sent by giving written notice of such change of address to the other in the manner herein provided for giving notice.

17.	Miscellaneous:

(a) You represent and warrant to Company that you are free to enter into this Agreement and, as of the commencement of the Term hereof, are not subject to any conflicting obligation or any disability which will prevent you from or interfere with your executing and performing your obligations hereunder.

(b) You acknowledge that while you are employed hereunder you will comply with Company’s conflict of interest policy and other corporate policies including, but not limited to, the requirements of Company’s compliance and ethics program, as in effect from time to time, of which you are made aware. All payments made to you hereunder shall be subject to applicable withholding and social security taxes and other ordinary and customary payroll deductions.

(c) You acknowledge that services to be rendered by you under this Agreement are of a special, unique and intellectual character which gives them peculiar value, and that a breach or threatened breach of any provision of this Agreement (particularly, but not limited to, the provisions of Paragraphs 4 and 12 hereof), will cause Company immediate irreparable injury and damage which cannot be reasonably or adequately compensated in damages in an action at law. Accordingly, without limiting any right or remedy which Company may have in such event, you specifically agree that Company shall be entitled to injunctive relief to enforce and protect its rights under this Agreement. The provisions of this Paragraph 17(c) shall not be construed as a waiver by Company of any rights which Company may have to damages or any other remedy or by you as a waiver by you of any rights which you may have to offer fact-based defenses to any request made by Company for injunctive relief.

(d) This Agreement sets forth the entire agreement and understanding of the parties hereto, and supersedes and terminates any and all prior agreements, arrangements and understandings. This Agreement shall terminate the prior employment agreement between you and Warner/Chappell Music, Inc., dated October, 2007, as amended by letter agreements dated November 24, 2008 and January, 2010. No representation, promise or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not herein set forth.

If, notwithstanding the provisions of the foregoing paragraph, any provision of this Agreement or the application hereof is held to be wholly invalid, such invalidity shall not affect any other provisions or application of this Agreement that can be given effect without the invalid provisions or application, and to this end the provisions of this Agreement are hereby declared to be severable.

(e) The provisions of this Agreement shall inure to the benefit of the parties hereto, their heirs, legal representatives, successors and permitted assigns. This Agreement, and your rights and obligations hereunder, may not be assigned by you. Company may assign its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or a substantial portion of the stock or assets of Company or Warner Music Inc.

(f) Nothing contained in this Agreement shall be construed to impose any obligation on Company to renew this Agreement. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. Neither the continuation of employment nor any other conduct shall be deemed to imply a continuing obligation upon the expiration of this Agreement. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

(g) This Agreement shall be governed by and construed according to the laws of the State of New York as applicable to agreements executed in and to be wholly performed within such State. In the unlikely event that differences arise between the parties related to or arising from this Agreement that are not resolved by mutual agreement, to facilitate a judicial resolution and save time and expense of both parties, Company and you agree not to demand a trial by jury in any action, proceeding or counterclaim.

18.

Section 409A: This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and will be interpreted in a manner intended to comply with Section 409A of the Code. References under this Agreement to a termination of your employment shall be deemed to refer to the date upon which you have experienced a “separation from service” within the meaning of Section 409A of the Code. Notwithstanding anything herein to the contrary, (i) if at the time of your separation from service with the Company you are a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) until the date that is six months following your separation from service (or the earliest date as is permitted under Section 409A of the Code), at which point all payments deferred pursuant to this Paragraph 18 shall be paid to you in a lump sum and (ii) if any other payments of money or other benefits due to you hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Company, that does not cause such an accelerated or additional tax. To the extent any reimbursements or in-kind benefits due to you under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to you in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code.

If the foregoing correctly sets forth our understanding, please sign below and return this agreement to Company.

Very truly yours,

WARNER MUSIC INC.

By:	/s/ Paul Robinson

Accepted and Agreed:

/s/ Brian Roberts
Brian Roberts

With respect to Paragraph 17(d) only:

WARNER/CHAPPELL MUSIC, INC.

By:	/s/ Paul Robinson

EXHIBIT A

SEPARATION AGREEMENT AND RELEASE

This SEPARATION AGREEMENT AND RELEASE (“Agreement”) is between [EMPLOYEE NAME] (“you”) and [COMPANY] (the “Company”). You and the Company agree as follows:

1. Separation Date. Your employment with the Company will end on [SEPARATION DATE] (the “Separation Date”). As of that date, you will have no further authority or responsibilities as an employee of the Company. Also as of that date, the Employment Agreement between you and the Company dated [EMPLOYMENT AGREEMENT DATE], [as amended] (the “Employment Agreement”), will be terminated, with no liability to either you or the Company, except as specifically set out in this Agreement and (ii) you shall also resign as an officer of the Company and its subsidiaries and affiliates (if applicable) by further agreeing to execute promptly at the request by the Company any additional documents necessary to effectuate this provision (if applicable).

2. Separation Benefits. The following separation benefits are in exchange for the promises you are making in this Agreement, and specifically the release in Paragraph 6(a), provided that this Agreement is executed in full no later than 21 calendar days following the date you receive this Agreement and not revoked pursuant to Paragraph 14(b) below:

(a) [include only for contract employees: The Company will pay you severance in the form of salary continuation, consistent with regular payroll practices. The severance will equal a total of [WEEKS OF SEVERANCE] weeks, continuing from [DAY AFTER SEPARATION DATE] to [SEVERANCE END DATE] (the “Payment Period”), at a rate of $[SALARY RATE] per year for a total gross payment of $[TOTAL SEVERANCE] (less required withholdings). Such payments shall commence on the next possible pay cycle following the Separation Date; provided that Company shall cease making such payments if this Agreement is not executed in full within [15] [21] calendar days following the date you received this Agreement or if you revoke this Agreement during the revocation period described herein. You are not required to seek other employment to receive these payments, and the Company will not reduce your severance if you obtain other earnings. However, if you become re-employed with any Warner Music Inc. company before the end of the Payment Period, your severance pay will stop as of the date you begin that employment.

(b) The Company will continue to provide you and your dependent family members with coverage under the Company’s medical, dental and vision plans (to the extent those dependents are currently eligible for such coverage under the terms of the applicable programs) until the earlier of (i) the last day of the month in which the Payment Periods ends or (ii) the date you become eligible for another medical insurance plan.

(c) During the Payment Period, you will continue to participate in the Company’s basic life insurance plan as if you were a full-time employee of the Company, subject to the terms and conditions of the plan.

3. Vacation Pay. The Company will pay you any accrued and unused vacation time through the Separation Date.

4. No other Payments or Benefits: You acknowledge and agree that, other than the payments and benefits expressly set forth in this Agreement, you have received all compensation to which you are entitled from the Company, and you are not entitled to any other payments or benefits from the Company.

5. COBRA Benefits. Under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), as amended, you may have the right, at your expense, to elect to continue your and/or your dependents’ current medical health insurance coverage including dental and vision insurance coverage under the group insurance plan maintained by the Company. Further information regarding COBRA’s coverage, including enrollment forms and premium quotations, will be sent to you separately.

6. Mutual Waiver and Release.

(a) Waiver and Release by You. You agree that you are not otherwise entitled to receive the separation benefits described in Paragraph 2, and that these benefits are sufficient consideration for the following Waiver and Release.

(i) In exchange for the payments and other benefits you are receiving under this Agreement, you agree to waive, release and forever discharge the Company, its successors, parents, subsidiaries and affiliates, and their respective directors, officers, agents, representatives and employees (the “Company Group”) from all claims of any kind. You release the Company Group from liability for any claims or damages you may have against it as of the date you sign this Agreement, whether those claims are known to you or unknown, except for claims that cannot be waived or released under the law. Your release includes all claims relating to the Employment Agreement, your employment with the Company, your benefits through the Company, or the termination of your employment, whether arising under common law, federal, state or local law, regulation, ordinance or order. Examples of claims waived and released by you including, but not limited to, any alleged violation of the following laws and other sources of legal rights, as amended:

•	Title VII of the Civil Rights Act of 1964, as amended;

•	The Civil Rights Act of 1991, as amended;

•	Sections 1981 through 1988 of Title 42 of the United States Code, as amended;

•	The Employee Retirement Income Security Act of 1974, as amended;

•	The Immigration Reform and Control Act, as amended;

•	The Americans with Disabilities Act of 1990, as amended;

•	The Age Discrimination in Employment Act of 1967, as amended;

•	The Workers Adjustment and Retraining Notification Act, as amended;

•	The Genetic Information Non-discrimination Act; as amended;

•	The Occupational Safety and Health Act, as amended;

•	The Sarbanes-Oxley Act of 2002, as amended;

•	The Fair Credit Reporting Act;

•	New York State and City Human Rights Laws (if applicable)

[INLUDE APPLICABLE STATE STATUTES]

(ii) Nothing in this Waiver and Release prevents you from filing a charge with an administrative agency or cooperating with the investigation of such a charge. However, you waive your right to any personal relief for claims that you have released, including lost wages, salary, benefits, money damages, attorneys’ fees, costs, reinstatement or any other legal or equitable relief. You waive such personal relief even if it is sought on your behalf by an agency, a governmental authority, or a person claiming to represent you and/or any member of a class.

(b) Waiver and Release by the Company. The Company waives, releases, and forever discharges you from all claims the Company may have against you as of the date it signs this Agreement under any common law, federal, state or local law, regulation, ordinance or order, arising out of your employment with the Company.

7. No Admission. You and the Company each acknowledge that nothing in this Agreement is an admission of liability or wrongdoing by either you or the Company.

8. Confidentiality and Non-Disclosure. You shall not at any time exploit, use, sell, publish, disclose, or communicate to any person, corporation or entity, either directly or indirectly, any trade secrets or confidential information regarding the Company Group, including, without limitation, the terms of any agreements including this Agreement between Company or any of its affiliates and any third party (except that you may disclose the financial terms of this Agreement to tax authorities, and to your attorneys and accountants). You shall not during the one-year period following the date hereof, without the prior written approval of the Executive Vice-President and Chief Communications Officer for Warner Music Group, discuss any “Company Topic” (as defined below) with any press or media representative, nor shall you provide any information regarding any Company Topic to any press or media representative. “Company Topic” shall mean any matter relating to Company or its affiliates, including any of their respective employees or artists.

9. Cooperation. To the extent allowed by law, you agree to cooperate reasonably and truthfully with the Company in the prosecution, defense or pursuit of any matter in which you were involved during your employment. You also agree not to voluntarily aid or assist any legal action or proceeding filed by third parties against the Company, unless your participation is protected under the law.

10. Protected Disclosures and Statements. Nothing in this Agreement prohibits you from responding truthfully to a lawfully-issued subpoena, court order, or other binding request by a regulatory agency or governmental authority. However, you agree to notify the General Counsel of Warner Music Group within 24 hours of receiving a subpoena or court order to publish or disclose any trade secrets or Confidential Information.

11. Return of Property. You agree to promptly return to the Company all property of the Company in your possession, including, but not limited to: keys, identification cards, files, records, credit cards, electronic equipment, and books and manuals issued to you by the Company.

12. Card Pay-Off Requirement You acknowledge that any outstanding balances on corporate credit cards provided to you by the Company have been paid in full, either by you with respect to any personal charges or by Company with respect to all approved expenses submitted by you, or will be fully paid prior to the due date specified by the credit card provider, provided that Company has reimbursed or paid directly all approved expenses submitted by you in accordance with Company policy.

13. Non-Solicitation. For a period of one year after the Separation Date, you shall not, without the prior written consent of Company, directly or indirectly, as an employee, agent, consultant, partner, joint venturer, owner, officer, director, member of any other firm, partnership, corporation or other entity, or in any other capacity: (a) solicit, negotiate with, induce or encourage any recording artist (including a duo or a group) publisher or songwriter who at the time is, either directly or through a furnishing entity, under contract to Company or an affiliate of Company or a label distributed by Company or an affiliate of Company, where such contract was in effect or being negotiated during the one year prior to the last day of your employment to end its relationship with the Company, affiliate or label, or to violate any provision of his or her contract; or (b) solicit, negotiate with, induce or encourage any employees of the Company or of Company’s affiliates in the United States to leave their employment.

14. Representations and Effective Date.

(a) Consideration Period. You understand that this Agreement is a legally binding document under which you are giving up certain rights, including any rights you have or may have under the Age Discrimination in Employment Act of 1967 and the Older Workers Benefit Protection Act of 1990 arising from your employment with Company, the termination of that employment or any other dealings of any kind between you and the Company Group as of the date you sign this Agreement unless you have revoked this Agreement pursuant to Paragraph [14(b)], in consideration for the monies and/or benefits specified in Paragraph [2] above. You acknowledge that you have been advised to discuss this Agreement with an attorney and other professional persons unrelated to the Company before you sign it, and that you have been given the time necessary to seek such advice and counsel. You have had at least 21 days to consider this Agreement. You also agree that the 21-day consideration period will not restart if changes, material or immaterial, are made to this Agreement, and you waive any right you might have to restart the running of the 21-day consideration period. You acknowledge that you have read this Agreement and that you have signed this Agreement freely and voluntarily, with full knowledge of all material facts.

(b) Revocation Period. You understand you may revoke this Agreement within seven days of its execution, by notifying the Company in writing of your desire to revoke the Agreement. If you revoke this Agreement, the Agreement will have no legal effect. Any revocation within this period must be submitted, in writing, to Mark Ansorge, Executive Vice President, Human Resources & Chief Compliance Officer, Warner Music Inc., and must state: “I hereby revoke my acceptance of our Separation Agreement and General Release.” The revocation must be either: (a) personally delivered to Mark Ansorge, Executive Vice President, Human Resources & Chief Compliance Officer, Warner Music Inc., 75 Rockefeller Plaza, Office 30-14, New York, NY 10019, within 7 calendar days after you sign the Agreement; (b) mailed to Mark Ansorge, Executive Vice President, Human Resources & Chief Compliance Officer, at the address specified above by First Class United States mail and postmarked within 7 calendar days after Employee signs this Agreement; or (c) delivered to Mark Ansorge, Executive Vice President, Human Resources & Chief Compliance Officer, at the address specified above through a reputable overnight service with documented evidence that it was sent within 7 calendar days after Employee signed the Agreement. The provisions of this Agreement including any payments due to you are not binding on the Company until eight days after the execution of this Agreement by you. This Agreement will become binding and enforceable on the eighth day after it is signed by you.

15. Complete Agreement. This Agreement reflects the final and complete Agreement between you and the Company with respect to the subjects addressed by it. This Agreement supersedes any and all prior agreements between you and the Company, including the Employment Agreement. No modification or waiver of the terms of this Agreement will be valid unless made in writing and signed by an officer of the Company and you.

16. Severability. If any provision of this Agreement is ruled invalid, that will not affect any other provisions of this Agreement that can be given effect without the invalid provision. The provisions of this Agreement are severable.

17. Choice of Law. This Agreement will be governed by and construed according to the laws of the State of New York, without regard to any choice of law provisions.

18. 409A Statement. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“409A”). It will be interpreted in a manner intended to comply with Section 409A. References in this Agreement to a termination of your employment refer to the date you experience a “separation from service” within the meaning of Section 409A.

(a) This subsection applies only if you are a “specified employee” under Section 409A at the time of your separation from service with the Company. If you are, and if deferring the start of payments or benefits otherwise payable to you as a result of that separation is necessary to prevent an accelerated or additional tax under Section 409A, then the Company will defer starting to pay such to you until the date that is (i) six months following your separation from service or (ii) the earliest date permitted under Section 409A. At that point, all payments deferred pursuant to this subsection will be paid to you in a lump-sum and without any reduction in the payments or benefits ultimately given to you. This provision supersedes any terms in this Agreement to the contrary.

(b) Also, if any other payments of money or other benefits due to you under this Agreement could cause the application of an accelerated or additional tax under Section 409A, such payments or other benefits will be deferred if deferral will make them compliant with Section 409A. Otherwise, such payment or other benefits will be restructured, to the extent possible, in a manner determined by the Company that does not cause such an accelerated or additional tax. This provision supersedes any terms in this Agreement to the contrary.

(c) To the extent any reimbursements or in-kind benefits due to you under this Agreement constitute “deferred compensation” under Section 409A, they will be paid to you in a manner consistent with Treasury Regulation Section 1.409A-3(i)(1)(iv). Each payment made under this Agreement will be designated as a “separate payment” within the meaning of Section 409A.

Date:
[EMPLOYEE NAME]

[COMPANY NAME]

Date:	By: